

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 18, 2007

<u>VIA U.S. MAIL AND FAX (843) 971-6917</u>

Mr. Rondald L. Wheet
Chief Executive Officer and Principal Financial Officer
Revolutions Medical Corporation
2073 Shell Ring Circle
Mt. Pleasant, South Carolina 29466

> **Re:** **Revolutions Medical Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-28629**

Dear Mr. Wheet:

We have reviewed your filings and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-KSB for the Year Ended December 31, 2006

Item 8A. Controls and Procedures, page 17

1.   Refer to our prior comment 1. As previously requested, please confirm, if true, that your controls and procedures were effective as of the end of the (then) current period.

Form 10-QSB for the Quarterly Period Ended September 30, 2007

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 7

Note 3 – Acquisition of Clear Image Acquisition Corp., page 9

2.   We note that on March 26, 2007, RevMed completed the acquisition of Clear Image Acquisition Corporation in exchange for 8,273,788 shares of RevMed common stock. We also note that in connection therewith you originally recorded (in your March and June 2007 Form 10-QSBs) a "Color MRI Technology" asset of approximately $3.3 million. Finally, we note in this and amended 2007 quarterly filings you disclose that during the third quarter of 2007, you determined that you should have accounted for the transaction in accordance with FASB Interpretation No. 4. "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" and Statement of Financial Accounting Standards No. 2 "Accounting for Research and Development Costs." which require research and development costs to be expensed if there are no alternative uses. Accordingly, you recorded goodwill of $23,274 and an expense of $3,309,515 (in this and amended 2007 quarterly filings). Please address the following with respect to this matter:

- Tell us why you did not file an Item 4.02 8-K to disclose your revised accounting for the Clear Image acquisition and any basis for conclusions that no such filing would be required. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

- Please revise future filings to include all disclosures required by SFAS 154 for this error correction.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant